Exhibit 17

Dear Heidi,

The draft submission to the SEC is not accurate.

I and/or one of the companies under my control, are planning to pursue court action soon against JRJR33 and others for non-payment of monies legitimately owed.  The amount is in excess of $1,000,000.  The reasons for the legal action are the reasons for my resigning from my position as member of the Board of Directors.

Michael Bishop